Exhibit 99.1

Resignation of CEO & Director and cost cutting amidst COVID-19

Wednesday 25 March 2020 (Melbourne) The Directors and Management of Immuron wish to provide an update to the market regarding the current and future impact of COVID-19 on the Company.

The World is in the midst of an unprecedented health crisis as a result of the COVID-19 pandemic. An entirely new political, social, and economic reality has emerged and will continue to evolve. The consequences of this altered reality will have serious ramifications for many companies and organizations. One of these is that the COVID-19 pandemic has brought to an abrupt halt travel plans of millions throughout the world. Many countries are now in total lockdown with people unable to leave their homes except for very limited purposes, with many country lockdowns coming into effect over the last few days.

It is unrealistic to believe that consumer sales of Travelan will not be significantly impacted over the coming three quarters. And while the Company has not yet experienced any reduction in sales in Australia, and only small reductions in the USA, the Board believes this is more a reflection of wholesale restocking by distributors rather than end sales to consumers. That said, the level of such wholesale uptake is testament to the inroads that Travelan has made within numerous global markets, and which the Board is confident will be re-established and enhanced in the future.

As a result, the Board has moved quickly to address the present situation. The keystone of this strategy will be the preservation of capital to allow the Company to weather the current trading conditions pending strengthening of the travel market. This will involve radical cost-cutting and deferring certain research and development activities.

As a major first step in this process, Immuron’s CEO Gary S. Jacob has offered his resignation as CEO and member of the Board of Immuron, and the Board has accepted. Dr. Roger Aston, Chairman of Immuron, said: “We want to thank Dr. Jacob for all of his considerable contributions to the Company, and wish him well in his future endeavors.” Dr. Jacob will be replaced as CEO by Dr. Jerry Kanellos. This will result in day-to-day control of the Company operations and executive strategy returning to Australia.

Additional acute steps are being implemented which will see either the disappearance or significant reduction in external consultant costs. As part of this, all Directors have agreed to the establishment of a remuneration model which will utilize payment of Board fees other than by monetary recompense. In total these changes are expected to reduce cash operating expenses by over $2m annually effective from April.

At the same time as introducing these cost-cutting measures, the Company will look to increase overall revenues to help mitigate the anticipated decrease in Travelan sales – due to decreased travel – by aggressively promoting Travelan and Travelan's sister product, Protectyn, for their gut health benefits.

In addition, the Board will enthusiastically continue to support and develop all non-dilutive research and development initiatives with the US Department of Defense. Immuron sees this relationship as a very significant opportunity into the future.

The Board of Immuron is committed to taking all steps necessary to protect the Company at this time. As a result of these actions it is hoped that the Company will emerge from this crisis in a strong position and able to reap the benefits of the actions being taken today.

Release of this announcement is authorized by the Board

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COMPANY CONTACT:

Jerry Kanellos, Ph.D.

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.